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                            May 24, 2023

       Alexander Edgarov
       Chief Executive Officer
       InFinT Acquisition Corp
       32 Broadway, Suite 401
       New York, New York 10004

                                                        Re: InFinT Acquisition
Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed April 18,
2023
                                                            File No. 333-267662

       Dear Alexander Edgarov:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2023 letter.

       Amendment No. 3 to Form S-4 filed April 18, 2023

       Summary
       Selected Historical, Unaudited Historical and Unaudited Pro Forma Condensed Statement of
       Operations, page 21

   1. Pro forma condensed statements of comprehensive income should be filed for only the most recent fiscal
year. Please revise or advise. Refer to Rule 11-02(c)(2)(i) of
                                                        Regulation S-X.
       Divestitures, page 97

   2. We note your response to comment 2 and your explanation that the structure of the transaction is to
insure that New Seamless will not be under common control with the
 Alexander Edgarov
InFinT Acquisition Corp
May 24, 2023
Page 2
         Divestiture Entities. Given that it appears that Mr. Kong will own a majority of outstanding shares for New Seamless as well as the Divestiture Entities, as well as Section
         7.20 of the Business Combination Agreement which states that following the Divestitures, the Divestiture Entities will no longer be affiliates, please disclose the potential risk, if any, that New Seamless and the Divestiture Entities are affiliates, and the impact to the transaction and future business of the combined company if such entities are affiliates.
Background of the Business Combination, page 105

3. We note your response to comment 4. However, it appears that the materials and analyses prepared by ARC and JonesTrading were used by management to determine the valuation of Seamless, and the Board determined that the valuation analysis conducted by management with the input of ARC and JonesTrading, supported the valuation. Based on the current disclosure, it does not appear that management relied on other sources, reports or analyses to determine the valuation aside from those provided by ARC and
         JonesTrading. Given this, please tell us why you believe that such materials were not materially related to the transaction. In the alternative, please file the materials as exhibits to the registration statement, and file consents from ARC and JonesTrading. Refer to Item
         21(c) of Form S-4 and Rule 436 of the Securities Act.
4. We note your response to comment 16 that the company reviewed all "material agreements" between Ripple and Seamless. Please revise to clarify, if true, that management reviewed all material agreements relating to Seamless' relationship with
         Ripple, including agreements between Ripple and Tranglo. Please revise to identify the specific agreements reviewed, which terms in particular the management team considered, and how these agreements impacted management's evaluation of the relationship with
         Ripple. Please also revise your disclosure, in an appropriate place in the prospectus, to describe each of these agreements. Your disclosure should include all material terms of such agreements.
Unaudited Pro Forma Condensed Combined Financial Information, page 143

5. Reference is made to Note 2(dd) on page F-35 and your disclosure that shares granted under the 2022 Incentive Plan will vest upon a de SPAC merger. Please tell us how you reflect vesting in the pro forma financial information.
Pro Forma Condensed Combined Balance Sheet, page 147

6. Reference is made to the first bullet on page 146 where you disclose that Scenario 2 gives effect to the maximum amount of redemptions that would enable you to have at least
FirstName LastNameAlexander Edgarov
       $5,000,001 of net tangible assets after the Business Combination is consummated.
Comapany   NameInFinT
       Scenario            Acquisition
                  2 is currently       Corp
                                 showing net tangible asset (deficit) of
($3,932,009). Please revise
       or advise.
May 24, 2023 Page 2
FirstName LastName
 Alexander Edgarov
FirstName  LastNameAlexander Edgarov
InFinT Acquisition Corp
Comapany
May        NameInFinT Acquisition Corp
     24, 2023
May 24,
Page 3 2023 Page 3
FirstName LastName
Seamless' Business, page 172

7. We note your revisions in response to comment 5. Reference is made to the first paragraph on page 172. Please revise to clarify who the "remittance agent" is in transactions you are involved in.
8. We note your revisions in response to comment 5. Reference is made to page 184. Please tell us the sender's obligations in Ripple's ODL including to whom the sender's obligation is to.
9. We note your revisions in response to comment 5. In step 4 of the Fund Flow on page
         184, please clarify the rights and obligations of the XRP wallet accounts on the crypto exchanges. Please tell us who controls the XRP immediately prior to the transfer (draw down) on the crypto exchanges and clarify your role in the XRP exchange transaction. In this regard, tell us if you are the buying or borrowing XRP from the ODL RP or Ripple and then liquidating for cash or are you introducing the ODL RP to a market maker that is the counter party to the purchase of XRP. Please tell us how you account for the formation and subsequent activity in the Slippage Pool mentioned in step 5 on page 184, including deposits, draw downs and selling of XRP. Explain who controls the Slippage
         Pool and Ripple and Tranglo's rights and obligations throughout the process. Finally, clarify if Tranglo is responsible for repayment of draw downs needed and used.
10. We note your revisions in response to comment 5. In step 7 of the Fund Flow on page
         184, please explain why Tranglo has the obligation of USD100K to the ODL RP when
         Tranglo has already credited USD100K to the Money Pool of the ODL RP. Licenses, page 189

11. We note your revised disclosure and written response to comment 7. We reissue our comment in part. Please revise your disclosure to address how you are in compliance with applicable cryptocurrency regulations in jurisdictions outside of Singapore. In this regard, if you believe you are not required to comply with any cryptocurrency regulations in jurisdictions outside of Singapore, please state this affirmatively. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Seamless
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 and Year Ended
December 31, 2020, page 225

12. Please revise to discuss the "Finance costs, net" line item in your Consolidated Statements of Operations and Comprehensive Loss.
Liquidity and Capital Resources
Contractual Obligations, page 231

13. Please revise the table to include estimated interest expense. Alexander Edgarov
FirstName  LastNameAlexander Edgarov
InFinT Acquisition Corp
Comapany
May        NameInFinT Acquisition Corp
     24, 2023
May 24,
Page 4 2023 Page 4
FirstName LastName
Note 2(b) - Going concern, page F-27

14. Reference is made to your disclosure of anticipated 2023 EBITDA. Non-GAAP financial measures are not allowed to be presented or disclosed on the face of a registrant's financial statements or in the accompanying notes. Please remove the non-GAAP measure(s).
         Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.
Note 2(t) Cost of Revenue, page F-32

15. You disclose that cost of revenue includes amortization of intangible assets. Please tell us the nature and amount of intangible asset amortization included in cost of revenue for the periods presented. In this regard, you disclose in Notes 6 and 7 that depreciation and amortization is included in the general and administrative expenses line item. Please revise your disclosures for consistency. Also note that depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Refer to SAB Topic 11:B.
Note 2(dd) - Share-based compensation, page F-35

16. Regarding the 2022 shares granted, please disclose a description of the method used to estimate fair value, the grant date fair value and unrecognized compensation expense as of
         December 31, 2022. Refer to ASC 718-10-50.
Note 2 (hh) Recent Accounting Pronouncements, page F-36

17. We note your disclosure that the guidance in ASU 2020-06 was effective for you for the year ended December 31, 2022 and did not have a material effect on the consolidated financial statements, therefore no cumulative effect on accumulated deficit was recorded.
         We also note you recorded $3.4 million in amortization of debt discounts for the year ended December 31, 2022. Please tell us how you determined the adoption of the guidance in ASU 2020-06 did not have a material effect on the consolidated financial statements.
13. Convertible bonds, page F-43

18. Please tell us how you accounted for the issuance of $10,000,000 Convertible Bond D and the replacement of Convertible Bonds B and C referencing authoritative literature that supports your accounting treatment. Reconcile the change in total principal balance from
         $21,000,000 as of December 31, 2021 to $10,000,000 as of December 31,
2022 using
         disclosure in your financial statements and related notes. Finally, disclose any discount recorded when issuing Convertible Bond D.
Note 17 Segments, page F-47

19. We note your responses to comments 8 and 11, your response to comment 34 from our letter dated February 6, 2023 and your disclosure in Note 2(z) on page F-34 that each
 Alexander Edgarov
InFinT Acquisition Corp
May 24, 2023
Page 5
         subsidiary is an operating segment and operating segments have been aggregated. Based on the financial information presented in your Management's Discussion and Analysis it appears your subsidiaries have different economic characteristics. Please explain why your subsidiaries meet the aggregation criteria in ASC 280-10-50-11 and 12. In addition, reference is made to your discussion of EBIT or EBITDA by subsidiary on page 228 in
         Management's Discussion and Analysis. Please tell us your segment measure of profitability. Refer to ASC 280-10-50-22 through 31 for disclosures related to the segment measure of profit or loss. Finally, please tell us your consideration of providing results of operations discussion of your reportable segments in Management's Discussion and Analysis.
Note 20. Related Party Transactions, page F-50

20. Please tell us why you removed your disclosure of the Pay-Out Support Agreement between Ripple Services, Inc. and Tranglo in response to our prior comment 32 in our letter dated February 6, 2023. Additionally, please tell us your consideration of disclosing the total dollar value of the ODL RP transactions related to the XRP that was drawn down in the prefunding arrangements for the years presented and the amount the
         ODL RP owes Ripple as of December 31, 2022 and 2021. Refer to SAB Topic 5:T and
         the disclosures in ASC 850-10-50 and Rule 4-08(k) of Regulation S-X considering
         Ripple   s 40 percent ownership of Tranglo.
General

21. We note your response to comment 12. We continue to see that in the filed version of
         Exhibit 10.16, there is a black box for a portion of schedule 1. To the extent you are redacting terms of the agreement, please refile the exhibit with the key information redacted (as opposed to an entire section of the schedule blacked out), and mark the exhibit index and the redacted exhibit as specified in Item 601(b)(10)(iv).

22. We note that you did not file any agreement(s) relating to Ripple's purchase of a 40%
       interest in Tranglo. Please provide us with your analysis as to why you are not required to file any such agreement(s). With a view toward disclosure, we note that your revised disclosure on page 103 now states in response to comment 3, "as part of their due
       diligence review process, INFINT   s management team reviewed material
agreements
       between Ripple and Seamless." Please advise us whether INFINT's management team
FirstName LastNameAlexander Edgarov
       also reviewed any agreement(s) relating to Ripple's purchase a 40% interest in Tranglo. If
Comapany    NameInFinT
       so, please          Acquisition
                   revise your         Corp
                               disclosure to indicate which agreements were
reviewed and what,
May 24,specifically,
          2023 Page was
                      5 considered by management as part of the review. FirstName LastName
 Alexander Edgarov
FirstName  LastNameAlexander Edgarov
InFinT Acquisition Corp
Comapany
May        NameInFinT Acquisition Corp
     24, 2023
May 24,
Page 6 2023 Page 6
FirstName LastName
       You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services